EXHIBIT 99.1
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For Immediate Release                                                3 June 2003



                              WPP Group plc ("WPP")


WPP would like to confirm recent press comments that it is conducting detailed due diligence to determine whether WPP should make an offer for Cordiant Communications Group plc.

Enquiries:

Feona McEwan, WPP                   44-20 7408 2204


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